Exhibit (d-22)
AMENDMENT TO
SUB-ADVISORY AGREEMENT
Pacific Capital Growth Stock Fund
Pacific Capital Growth and Income Fund
Pacific Capital Value Fund
          THIS AMENDMENT TO SUB-ADVISORY AGREEMENT is made as of April 1, 2008 among Pacific Capital Funds, a Massachusetts business trust (the “Trust”), the Asset Management Group of Bank of Hawaii (the “Adviser”), and Chicago Equity Partners, LLC (the “Sub-Adviser”).
          WHEREAS, the parties have entered into a Sub-Advisory Agreement dated as of June 29, 2007 (the “Sub-Advisory Agreement”) with respect to the Pacific Capital Growth Stock Fund, Pacific Capital Growth and Income Fund, and Pacific Capital Value Fund series of the Trust (each a “Fund” and collectively, the “Funds”); and
          WHEREAS, the parties wish to revise the Sub-Advisory Agreement in certain respects;
          NOW, THEREFORE, for good and valuable consideration, the parties agree that the portion of Schedule A to the Sub-Advisory Agreement regarding the compensation payable with respect to the Funds is hereby amended to read as follows:
•	0.25% of the average daily net assets of each Fund on the first $500 million of combined assets of the Funds.

•	0.20% of the average daily net asset of each Fund on the combined assets of the Funds in excess of $500 million.
          IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the date set forth above.
Dated: April 15, 2008

PACIFIC CAPITAL FUNDS

By:	/s/ Robert I. Crowell

Name:	Robert I. Crowell

Title:	President

ASSET MANAGEMENT GROUP OF BANK OF HAWAII

By:	/s/ Toby Martin

Name:	Toby Martin

Title:	Sr. Executive Vice President

CHICAGO EQUITY PARTNERS, LLC

By:	/s/ Patrick Lynch

Name:	Patrick Lynch

Title:	President